ERF Wireless Inc.
2911 South Shore Blvd., Suite 100
League City, TX 77573

August 29, 2005



Ms. Linda Cvrkel, Branch Chief
Mail Stop 3561
U.S. Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C.  20549

Re:      ERF Wireless, Inc. (the "Company" or "ERF")
         Amendment 1 to Annual Report on Form 10-KSB for the fiscal year ended
           December 31, 2004 Filed April 15, 2005
           File No. 000-27467
         Amendment 1 to Quarterly Report on Form 10-QSB for the quarter ended
           March 31, 2005 Filed May 17, 2005
           File No. 000-27467
         Amendment 1 to Quarterly Report on Form 10-QSB for the quarter ended
           June 30, 2005 Filed August 15, 2005
           File No. 000-27467

Dear Ms. Cvrkel:

         Please be advised the Company has filed its Amendment No. 1 to Form 10-KSB/A for the fiscal year ended December 31, 2004, and Amendment No. 1 to Form 10-QSB/A for the quarter ended June 30, 2005. The following are our responses to your comment letter dated August 17, 2005. Our responses are numbered to correspond with the numbered paragraphs included in your comment letter.

                Form 10-KSB for the year ended December 31, 2004
                ------------------------------------------------

Equity Compensation Plan Information, page 7
--------------------------------------------

     1. ERF amended its 10-KSB under the heading "Equity Compensation Plan Information" on page 7 and Note 5 to the Financial Statements on page 35 to disclose the nature and significant terms of the transaction in which the 880,000 warrants that were issued in June 2003 were granted and how the predecessor Company valued and accounted for them in the Company's financial statements. A copy of the Common Stock Purchase Warrant is included herewith as Appendix 1.

MD&A
----

Critical Accounting Policies and Estimates, page 10
---------------------------------------------------

     2.   Your comments have been noted.


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Ms. Linda Cvrkel, Branch Chief
August 29, 2005
Page 2


Financial Statements

Statements of Shareholders' Equity
----------------------------------

     3. The Company did not issue any stock for services and compensation in 2004. The company expensed approximately $39,000 in compensation expense in 2004, approximately $32,000 of which was associated with the measurement charge recorded against Mr. R. Greg Smith's employment agreement as related to 63,827 shares of Series A Preferred Stock that Mr. Smith is entitled to as a sign-on bonus contained in his employment agreement effective August 1, 2004. Specifically, the employment agreement contained a provision as follows: "As a sign-on bonus, the Executive will be entitled to receive 63,827 shares of Series A Convertible Preferred Stock, $0.01 par value, at a price of $0.50 per share for a total cost basis of $31,913.50." This provision was disclosed in Note 8 to the Financial Statements and Item 10 to the Form 10-KSB on pages 38 and 44 of the Form 10-KSB and Mr. Smith's employment agreement was included as Exhibit 10.1 to the Form 10-KSB. Given that the Company was not public at the time of the effective date of the employment agreement and did not become public until September 20, 2004, in conjunction with a reverse merger, the Company measured the value of this sign-on bonus at the price underlying the cost basis of the Series A Preferred Stock. The cost basis of these shares was at the same price that the Company was selling Series A Preferred Stock to outside investors under the Debt Conversion and Funding Agreement. Additionally, the Common Stock underlying the Series A Preferred Stock is subject to a lock-up period until August 1, 2006, in accordance with Article 6 of Mr. Smith's employment agreement. The Company recorded this charge as compensation expense and credited additional paid-in-capital in the period ended December 31, 2004.

Consolidated Statements of Cash Flows, page 19
----------------------------------------------

     4. ERF amended its 10-KSB under the heading "Consolidated Statements of Cash Flows" on page 19 to provide gross disclosure of proceeds from notes payable and repayments of notes payable in our consolidated statements of cash flows.

     5. ERF amended its 10-KSB under the heading "Consolidated Statements of Cash Flows" on page 19 to include only the cash received as proceeds from advances against the Debt Conversion and Funding Agreement and the issuance of its Series A convertible preferred stock for retirement of such advances.

Notes to the Financial Statements
---------------------------------

- General
---------

     6. ERF amended its 10-KSB to add Note 10 - Related Party to the Notes to the Financial Statements to repeat the disclosure contained in Item
          12. Certain Relationships and Related Transactions involving Dr. H. Dean Cubley.

     7.   Your comments have been noted regarding three operating divisions in
          Note 1 to the Financial Statements and four divisions discussed on our website. The Company's website was recently updated to reflect our current business strategy including the recent completion of the Skyvue acquisition completed in August 2005. The Company's 2004 revenues are primarily related to the Wireless Messaging Services division referenced in our website while the Enterprise Network Services was established to capture the recently acquired Skyvue operation completed in August 2005. Additionally, the Company has established two additional divisions referenced in its website to capture Bundled Wireless services and Network Operations revenues from future acquisitions and organic growth of adding customers to its networks. The Company's revenues in 2004 were primarily comprised of paging services and retail wireless services through the division referenced as Contact Wireless in Note 1.


                                       2



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Ms. Linda Cvrkel, Branch Chief
August 29, 2005
Page 3


          Specifically, the Contact Wireless division accounted for approximately $293,000 of 2004 revenues while the Wireless Broadband division and the Paging Hardware divisions collectively accounted for approximately $32,000 of 2004 revenues. Accordingly, the Wireless Broadband and Paging Hardware divisions collectively accounted for approximately ten percent of the total revenues. To comply with disclosure requirements, the Company has added Note 11 to the Financial Statements under the heading "Industry Segments" and accordingly, in future filings, the Company will report industry segments for all four divisions currently outlined on the Company's website.

     8. ERF amended its 10-KSB to add Note 9 to the Notes to the Financial Statements to disclose certain information related to the Company's 2004 Non-Qualified Stock Compensation Plan. Additionally, the Company amended Note 8 to the Financial Statements and Item 10 to the Form 10-KSB to provide additional disclosure related to Mr. Smith's stock options. The Company registered its 2004 Non-Qualified Stock Compensation Plan by filing a Form S-8 on December 29, 2004. The Company had not granted or issued any stock against this Plan as of December 31, 2004, and, accordingly, no expense was recorded against stock options in such period.

Note 1 - Basis of Presentation
------------------------------

- Nature of the Company, page 20
--------------------------------

     9. ERF amended its 10-KSB under Note 1 to the Financial Statements under the heading "Nature of the Company" to disclose why the Company accounted for the acquisition of 100% of the outstanding capital stock of Eagle R.F. International as a reverse acquisition.

- Revenue Recognitions, page 21
-------------------------------

     10. ERF amended its 10-KSB under Note 1 to the Financial Statements under the heading "Product Warranty" to include the disclosures required by paragraph 14b of DIN No. 45 with respect to warranty.

- Basic Loss Per Share, page 22
-------------------------------

     11. ERF has revised Note 1 to the Financial Statements under the heading "Basic Loss Per Share" on page 22 to disclose the number of shares issuable upon conversion of Series A Convertible Preferred Stock and Warrants that were not included in the computation of diluted earnings per share because their impact was antidilutive.

     12. ERF has included the following explanation regarding how we calculated weighted average shares outstanding in determining earnings (loss) per share. Computations have been included herewith in Appendix 2. The Company determined that it had incorrectly calculated earnings (loss) per share and has amended its Form 10-KSB accordingly.


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Ms. Linda Cvrkel, Branch Chief
August 29, 2005
Page 4


          In a reverse acquisition, the historical shareholder's equity of the acquirer prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuers and acquirer's stock by an offset to paid in capital. EPS calculations are required to give retroactive effect to the recapitalization for all periods presented.

Note 2 - Change in Control.
---------------------------

     13. Your comments have been noted. ERF amended Note 2 to more clearly explain how the STJV transaction resulted in a change of control of registrant.

Note 3 - Reverse Acquisition and Debt Conversion, page 23.
----------------------------------------------------------

     14. ERF amended Note 3 to the Financial Statements to more clearly explain converted debt and issued convertible preferred stock during 2004 that provided for beneficial conversion features at the time the stock was issued. The terms of the original debt were not changed and therefore we do not believe that SFAS 84 applies.

          For additional information regarding this subject, the Company offers the following:

          The Debt Conversion and Funding Agreement was filed on October 1, 2004, on the Company's Form 8-K and discussed in its Form 10-KSB for the period ended December 31, 2004, in the Management's Discussion and Analysis section under the headings "Overview" and "Liquidity and Capital Resources" in conjunction with the acquisition of Eagle R. F. International, Inc. The Company entered into a Debt Conversion and Funding Agreement effective September 30, 2004, with certain Investors that had funded Eagle R. F. International since October 2003. The agreement provided for certain Investors making cash advances from time to time in exchange for Series A Convertible Preferred Stock. The Debt Conversion and Funding Agreement provided for the conversion of advances totaling approximately $487,142 and $262,858 at September 30, 2004, and December 31, 2004, respectively into 974,285 and 525,716 shares of Series A Preferred Stock at September 30, 2004, and December 31, 2004, respectively.

          With respect to the $487,142 of advances converted into 974,285 shares of Series A Convertible Preferred Stock at September 30, 2004, the Company calculated that the conversion of such shares would result into an equivalent number of common shares totaling 18,196,074.74 when applying the 18.676347-to-1 conversion ratio. The Company calculated that the beneficial conversion of these shares, using a market price of $8.50 per share closing price on September 30, 2004, would result in $154,179,578 of beneficial conversion. The Company limited the beneficial conversion charge for the period ended September 30, 2004, to the value of funds received against the agreement through this period totaling $487,142 in conjunction with the guidance provided by EITF 98-5.

          With respect to the $262,858 of advances converted into 525,716 shares of Series A Convertible Preferred Stock at December 31, 2004, the Company calculated that the conversion of such shares would result into an equivalent number of common shares totaling 9,818,454.44 when applying the 18.676347-to-1 conversion ratio. The Company calculated that the beneficial conversion of these shares, using a market price of $4.30 per share closing price on December 31, 2004, would result in $41,956,496 of beneficial conversion.


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Ms. Linda Cvrkel, Branch Chief
August 29, 2005
Page 5


          The Company limited the beneficial conversion charge for the period ended December 31, 2004, to the value of funds received against the agreement through this period totaling $262,858 in conjunction with the guidance provided by EITF 98-5.

          At December 31, 2004, the Company amended the Debt Conversion and Funding Agreement to provide for additional funding up to $750,000 in exchange for 1,500,000 shares of Series A Convertible Preferred Stock for funding requirements going into calendar 2005. A copy of the Addendum to Debt Conversion and Funding Agreement should have been filed as an Exhibit to Form 10-KSB; however it was omitted in error and therefore has been included herewith as Exhibit 10.2 to Amendment No. 1 to the Form 10-KSB.

          With respect to the $236,528 of advances converted into 473,055 shares of Series A Convertible Preferred Stock at March 31, 2005, the Company calculated that the conversion of such shares would result into an equivalent number of common shares totaling 8,834,939.70 when applying the 18.676347-to-1 conversion ratio. The Company calculated that the beneficial conversion of these shares, using a market price of $3.99 per share closing price on March 31, 2005, would result in $35,014,882 of beneficial conversion. The Company limited the beneficial conversion charge for the period ended March 31, 2005, to the value of funds received against the agreement through this period totaling $236,528 in conjunction with the guidance provided by EITF 98-5.

          With respect to the $389,394 of advances converted into 778,787 shares of Series A Convertible Preferred Stock at June 30, 2005, the Company calculated that the conversion of such shares would result into an equivalent number of common shares totaling 14,544,897 when applying the 18.676347-to-1 conversion ratio. The Company calculated that the beneficial conversion of these shares, using a market price of $4.00 per share closing price on June 30, 2005, would result in $57,790,194 of beneficial conversion. The Company limited the beneficial conversion charge for the period ended June 30, 2005, to the value of funds received against the agreement through this period totaling $389,394 in conjunction with the guidance provided by EITF 98-5.

          In summary, the Company received $750,000 in advances through the period ended December 31, 2004, from certain Investors pursuant to the Debt Conversion and Funding Agreement effective September 30, 2004. These Investors' advances were converted into Series A Convertible Preferred Stock at quarters ending September 30, 2004, and December 31, 2004. In conjunction with these conversions into Series A Convertible Preferred Stock, the Company booked a deemed dividend on the beneficial conversion of preferred stock totaling $750,000 in the twelve months ended December 31, 2004. The Company amended the Debt Conversion and Funding Agreement at December 31, 2004, to provide for up to $750,000 of additional funding going into calendar 2005. The Company was obligated to issue one share of Series A Convertible Preferred Stock for every Fifty Cents ($0.50) in claims converted. The terms of the agreement did not change in the addendum to Debt Conversion and Funding Agreement with the exception of the incremental funding provision providing for an incremental $750,000 in funding through the period ending December 31, 2005.



                                       5



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Ms. Linda Cvrkel, Branch Chief
August 29, 2005
Page 6


Note 5 - Capital Stock.
-----------------------

     15. ERF amended Note 5 to its Financial Statements to disclose in the financial statements the nature and significant terms of the transaction in which the 1,000,000 shares of Series A preferred stock that have been reflected as outstanding at December 31, 2002 and 2003, were issued.


               The Company considered EITF 90-13: Accounting for Simultaneous Common Control Mergers. The issues are: 1) Whether the transfer of Subsidiary to Target should be accounted for by Parent as a purchase of Target under Opinion 16 or as a combination of entities under common control at historical cost in a manner similar to a pooling of interests in accordance with Interpretation 39. The Task Force reached a consensus on Issue 1 that when the transfer of Subsidiary to Target is negotiated in conjunction with Parent obtaining control of Target, the two steps (obtaining control and the transfer) cannot be separated and therefore should be viewed as one transaction. Accordingly, Interpretation 39 should not apply, and Parent should account for the transfer of Subsidiary to Target as a purchase of Target under Opinion 16. Issue 2(c) If Interpretation 39 does not apply and the transfer is accounted for at fair value: How the transaction should be accounted for by Target. The Task Force reached a consensus on Issue 2(c) that the transaction should be accounted for in Target's separate financial statements as a reverse acquisition of Target by Subsidiary in accordance with paragraph 70 of Opinion 16.

     16. ERF amended Note 5 to its Financial Statements to more clearly disclose the number of underlying common shares that are associated with the Series A Convertible Preferred Stock.

Note 8 - Commitments.
---------------------

     17. ERF amended Note 8 to its Financial Statements to explain how it accounts for rent expense under leases that provide for escalating rentals over the related lease term.

     18. ERF amended Note 8 to its Financial Statements to explain how the Company accounted for the shares of Series A Convertible Preferred Stock issuable to R. Greg Smith under his employment agreement.

               Specifically, the company expensed $31,913.50 in compensation expense in 2004 associated with the measurement charge recorded against Mr. R. Greg Smith's employment agreement as related to 63,827 shares of Series A Preferred Stock that Mr. Smith is entitled to as a sign on bonus. Given that the Company was not public at the time of the effective date of the employment agreement and did not become public until September 20, 2004, in conjunction with a reverse merger; the Company measured the value of this sign-on bonus at the price underlying the cost basis of the Series A Preferred Stock. This cost basis of these shares was at the same price that the Company was selling Series A Preferred Stock to outside investors under the Debt Conversion and Funding Agreement. Additionally, the Common Stock underlying the Series A Preferred Stock is subject to a lock-up period until August 1, 2006, in accordance with Article 6 of Mr. Smith's employment agreement. The Company recorded this charge as compensation expense and credited additional paid-in-capital in the period ended December 31, 2004. The Company does not believe that any additional expense associated with the Preferred Stock would be appropriate in future periods, although certain stock options, if any are earned, by Mr. Smith would be accounted for under the fair value method.


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Ms. Linda Cvrkel, Branch Chief
August 29, 2005
Page 7


            Form 10-QSB for the quarter ended June 30, 2005

Financial Statements
--------------------

Statement of Shareholders' Equity
---------------------------------

     19. ERF added Note 5 to its Financial Statements to disclose how the Company valued the 75,000 shares for services rendered against consulting agreements during the six months ended June 30, 2005.

Notes to the Financial Statements
---------------------------------

Note 4 - Debt Conversion
------------------------

     20. ERF amended Note 4 - Debt Conversion to more clearly disclose the amount of cash received and the amount of debt converted against the Addendum to Debt Conversion and Funding Agreement effective September 30, 2004. The terms of the original debt were not changed and therefore we do not believe that SFAS 84 applies.

Note 10 - Subsequent Events
---------------------------

     21. ERF amended Note 12 - Subsequent Events to more clearly explain the nature of the assets acquired from Skyvue USA during August 2005. Additionally, the Company's more detailed disclosure indicates that the Company believes this transaction represents the acquisition of a business rather than the purchase of assets. Furthermore, the Company filed a Form 8-K on this transaction on August 12, 2005, that included the Definitive Asset Purchase Agreement. The Company will be filing the required Form 8-K/A within the time period allotted including audited financial statements, pro-forma financial information and the disclosures required by SFAS No. 141.

                                     Very truly yours,

                                     /s/ R. Greg Smith
                                     ----------------------------
                                     R. Greg Smith
                                     Chief Executive and Chief Financial Officer

                                   Appendix 1
                                   ----------

NEITHER THIS WARRANT NOR THE SHARES ISSUABLE UPON EXERCISE HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY OTHER APPLICABLE SECURITIES LAWS IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS. NEITHER THIS WARRANT NOR THE SHARES ISSUABLE UPON EXERCISE HEREOF MAY BE SOLD, PLEDGED, TRANSFERRED, ENCUMBERED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER THE PROVISIONS OF THE SECURITIES ACT.

                          COMMON STOCK PURCHASE WARRANT

                  To Purchase 880,000 Shares of Common Stock of

                            FLEETCLEAN SYSTEMS, INC.

               THIS CERTIFIES that, for value received, Six Eighteen Corp. (the "Holder") is entitled, upon the terms and subject to the conditions hereinafter set forth, at any time on or before December 31, 2007 (the "Termination Date") to subscribe for and purchase from Fleetclean Systems, Inc., a Texas corporation (the "Company"), up to Eight Hundred Eighty Thousand (880,000) shares (the "Warrant Shares") of Common Stock, $.01 par value, of the Company (the "Common Stock"). The purchase price of one share of Common Stock (referred to as the "Exercise Price") under this Warrant shall be Twenty Cents ($.20).

               1. Title to Warrant. Prior to and including the Termination Date and subject to compliance with applicable laws, this Warrant and all rights hereunder are freely transferable, in whole or in part, at the office or agency of the Company by Holder hereof in person or by duly authorized attorney, upon surrender of this Warrant together with the Assignment Form annexed hereto properly endorsed.

               2. Exercise of Warrant. Except as provided herein, exercise of the purchase rights represented by this Warrant may be made at any time or times on or before the close of business on the Termination Date. Exercise of this Warrant or any part hereof shall be effected by (i) the surrender of this Warrant and the Notice of Exercise Form annexed hereto duly executed, at the office of the Company (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder hereof at the address of such Holder appearing on the books of the Company) and (ii) payment of the Exercise Price of the shares thereby purchased by wire transfer or cashier's check drawn on a United States bank. Upon exercise of this Warrant, the holder of this Warrant shall be entitled to receive a certificate for the number of shares of Common Stock so purchased. Certificates for shares purchased hereunder shall be delivered to the holder hereof within three (3) Trading Days, or as soon as practical, after the date on which this Warrant shall have been exercised as aforesaid. This Warrant shall be deemed to have been exercised and such certificate or certificates shall be deemed to have been issued, and Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised by payment to the Company of the Exercise Price.

               3. Cashless Exercise

                  (a) If there is no registration statement that has been declared effective covering the sale of shares of Common Stock underlying this Warrant by the Holder, then at the election of the Holder, the Warrant may be automatically converted by means of a "cashless exercise" in which the holder shall be entitled to receive a certificate for the appropriate number of shares as determined in accordance with Section 5(b) below. If a registration statement covering the sale of shares of Common Stock underlying this Warrant by the Holder has been declared effective, then the Holder shall pay in accordance with
Section 2.

               4. Partial Exercise. If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to Holder a new warrant evidencing the rights of Holder to purchase the unpurchased shares of Common Stock called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

               5. Last Day Automatic Exercise.

                  (a) If on the last day of the term of this Warrant, the exercise price of the Warrant is less than the current fair market value of the Company's Common Stock (as quoted on the OTCBB or other recognized securities exchange), the Warrant shall be automatically converted by means of a "cashless exercise" in which the holder shall be entitled to receive a certificate for the appropriate number of shares as determined in accordance with Section 5(b) below.

                  (b) If this Warrant is exercised pursuant to Section 3(a) above or automatically exercised pursuant to Section 5(a) above, the holder of this Warrant will automatically receive shares equal to the value of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with notice of such election, in which event the Company shall issue to the holder hereof a number of shares of Common Stock computed using the following formula:

                                            Y (A - B)
                                            ---------
                                    X =         A

Where:
         X -- The number of shares of Common Stock to be issued to the holder of this Warrant.
         Y -- The number of shares of Common Stock purchasable under this Warrant.
         A -- The fair market value of one share of the Company's Common Stock. B -- The Exercise Price (as adjusted to the date of such calculations).

For purposes of this Section5(b), the fair market value of Common Stock shall mean the average of the closing bid and asked prices of the Common Stock quoted in the over-the-counter market in which the Common Stock is traded or the closing price quoted on any exchange on which the Common Stock is listed, whichever is applicable, as published in the Western Edition of The Wall Street Journal for the ten (10) trading days prior to the date of determination of fair market value (or such shorter period of time during which such stock was traded over-the-counter or on such exchange). If the Common Stock is not traded on the over-the-counter market or on an exchange, the fair market value shall be the price per share that the Company could obtain from a willing buyer for shares of registered Common Stock, as appropriate, sold by the Company from authorized but unissued shares, as such prices shall be determined in good faith by the Company's Board of Directors. Notwithstanding the foregoing, if this Warrant is being exercised pursuant to this Section 5(b) in connection with the acquisition of the Company such that immediately after such transaction (or series of related transactions) the shareholders of the Company immediately prior to such transaction(s) own less than 50% of the surviving entity, the fair market value shall be the price at which shares are being purchased in such transaction(s) and such exercise shall be conditioned on the closing of such transaction(s).

               6. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to the Exercise Price.

               7. Charges, Taxes and Expenses. Issuance of certificates for shares of Common Stock upon the exercise of this Warrant shall be made without charge to the holder hereof for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the holder of this Warrant or in such name or names as may be directed by the holder of this Warrant.

               8. Closing of Books. The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant.

               9. Transfer, Division and Combination.

                  (a) Subject to compliance with any applicable securities laws, transfer of this Warrant and all rights hereunder, in whole or in part, shall be registered on the books of the Company to be maintained for such purpose, upon surrender of this Warrant at the principal office of the Company, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the holder of this Warrant or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. The Warrant, if properly assigned, may be exercised by a new holder for the purchase of shares of Common Stock without having a new Warrant issued.

                  (b) This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the holder or its agent or attorney. Subject to compliance with this Section 10, as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

                  (c) The Company shall prepare, issue and deliver at its own expense (other than transfer taxes) the new Warrant or Warrants under this
Section 9.

                  (d) The Company agrees to maintain, at its aforesaid office, books for the registration and the registration of transfer of the Warrants.

               10. No Rights as Shareholder Until Exercise. This Warrant does not entitle the holder hereof to any voting rights or other rights as a shareholder of the Company prior to the exercise hereof. Upon the surrender of this Warrant and the payment of the aggregate Exercise Price, the Warrant Shares so purchased shall be and be deemed to be issued to such holder as the record owner of such shares as of the close of business on the later of the date of such surrender or payment.

               11. Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

               12. Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday, Sunday or a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day not a Saturday, Sunday or legal holiday.

               13. Adjustments of Exercise Price and Number of Warrant Shares. The number and kind of securities purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

                  (a) Reclassification; Merger. In case of any reclassification, capital reorganization or change of securities of the class issuable upon exercise of this Warrant (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination), the Company shall duly execute and deliver to the holder of this Warrant a new Warrant (in form and substance satisfactory to the holder of this Warrant), so that the holder of this Warrant shall have the right to receive, at a total purchase price not to exceed that payable upon the exercise of the unexercised portion of this Warrant, and in lieu of the shares of the Common Stock theretofore issuable upon exercise of this Warrant, the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification, capital reorganization or change by a holder of the number of shares of Common Stock then purchasable under this Warrant. Such new Warrant shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section
13. The Company shall provide the holder of this Warrant with at least thirty
(30) days' prior written notice of the terms and conditions of any potential (i) sale, lease, exchange, conveyance or other disposition of all or substantially all of the Company's property or business, or (ii) its merger into or consolidation with any other corporation (other than a wholly-owned subsidiary of the Company), or any transaction (including a merger or other reorganization) or series of related transactions, in which the holders of the outstanding voting securities of the Company then hold less than 50% of the voting securities of the acquiring corporation.

                  (b) Subdivision or Combination of Shares. If the Company, at any time while this Warrant remains outstanding, shall conduct a stock split to subdivide or combine its outstanding shares of Common Stock, the Exercise Price shall be proportionately decreased in the case of a subdivision (i.e., forward split), but shall not be increased in the case of a combination (i.e., reverse split), effective at the close of business on the date the subdivision or combination becomes effective.

                  (c) Stock Dividends and Other Distributions. If the Company at any time while this Warrant is outstanding and unexpired shall (i) pay a dividend with respect to the Common Stock payable in Common Stock, or (ii) make any other distribution with respect to Common Stock (except any distribution specifically provided for in Sections 13(a) and 13(b)), of Common Stock, then the Exercise Price shall be adjusted, from and after the date of determination of shareholders entitled to receive such dividend or distribution, to that price determined by multiplying the Exercise Price in effect immediately prior to such date of determination by a fraction (i) the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution, and (ii) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such dividend or distribution.

                  (d) Adjustment of Number of Shares. Upon each adjustment in the Exercise Price, the number of Shares of Common Stock purchasable hereunder shall be adjusted, to the nearest whole share, to the product obtained by multiplying the number of Shares purchasable immediately prior to such adjustment in the Exercise Price by a fraction, the numerator of which shall be the Exercise Price immediately prior to such adjustment and the denominator of which shall be the Exercise Price immediately thereafter. If there is no adjustment in the Exercise Price, then there shall be no adjustment in the number of Shares of Common Stock purchasable hereunder.

               14. Voluntary Adjustment by the Company. The Company may at any time during the term of this Warrant, reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

               15. Notice of Adjustments. Whenever the Exercise Price or the number of Shares purchasable hereunder shall be adjusted pursuant to Section 14 hereof, the Company shall make a certificate signed by its chief financial officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the Exercise Price and the number of Shares purchasable hereunder after giving effect to such adjustment, and shall cause copies of such certificate to be mailed (by first class mail, postage prepaid) to the Holder of this Warrant.

               16. Notice of Corporate Action. If at any time:

                  (a) the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right, or

                  (b) there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another corporation or,

                  (c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company; then, in any one or more of such cases, the Company shall give to Holder (i) at least 30 days' prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least 30 days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause also shall specify (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Stock shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and
(ii) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such disposition, dissolution, liquidation or winding up. Each such written notice shall be sufficiently given if addressed to Holder at the last address of Holder appearing on the books of the Company and delivered in accordance with Section 19(d).

               17. Authorized Shares. The Company covenants that during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Principal Market upon which the Common Stock may be listed.

                  The Company shall not by any action, including, without limitation, amending its Articles of Incorporation, modifying or supplementing its Certificate of Designation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the amount payable therefore upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant, and (c) use all commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

                  Upon the request of Holder, the Company will at any time during the period this Warrant is outstanding acknowledge in writing, in form reasonably satisfactory to Holder, the continuing validity of this Warrant and the obligations of the Company hereunder.

                  Before taking any action which would cause an adjustment reducing the current Exercise Price below the then par value, if any, of the shares of Common Stock issuable upon exercise of the Warrants, the Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of such Common Stock at such adjusted Exercise Price.

                  Before taking any action which would result in an adjustment in the number of shares of Common Stock for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

                  All Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance pursuant to the terms and conditions herein, be fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issue thereof. During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized, and reserved for the purpose of the issue upon exercise of the purchase rights evidenced by this Warrant, a sufficient number of shares of its Common Stock.

               18. Miscellaneous.

                  (a) Jurisdiction. This Warrant shall be binding upon any successors or assigns of the Company. This Warrant shall be governed by, and construed in accordance with the laws of the State of California.

                  (b) Restrictions. The holder hereof acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws.

                  (c) Nonwaiver and Litigation Costs. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder's rights, powers or remedies, notwithstanding all rights hereunder terminate on the Termination Date. If the Company willfully fails to comply with any material provision of this Warrant, the Company shall pay to Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder, in addition to any other relief to which it or they may be entitled.

                  (d) Notices. Any notice, request or other document required or permitted to be given or delivered to the holder hereof by the Company shall be delivered in accordance with the notice provisions of the Securities Purchase Agreement.

                  (e) Limitation of Liability. No provision hereof, in the absence of affirmative action by Holder to purchase shares of Common Stock, and no enumeration herein of the rights or privileges of Holder hereof, shall give rise to any liability of Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

                  (f) Remedies. Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

                  (g) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of all holders from time to time of this Warrant and shall be enforceable by any such Holder or holder of Warrant Shares.

                  (h) Indemnification. The Company agrees to indemnify and hold harmless Holder from and against any liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, attorneys' fees, expenses and disbursements of any kind which may be imposed upon, incurred by or asserted against Holder in any manner relating to or arising out of any failure by the Company to perform or observe in any material respect any of its covenants, agreements, undertakings or obligations set forth in this Warrant; provided, however, that the Company will not be liable hereunder to the extent that any liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, attorneys' fees, expenses or disbursements are found in a final non-appealable judgment by a court to have resulted from Holder's bad faith or willful misconduct in its capacity as a stockholder or warrant holder of the Company.

                  (i) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

                  (j) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

                  (k) Descriptive Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

                  (l) Entire Agreement; Modification. This Warrant, the Securities Purchase Agreement and the Registration Rights Agreement constitute the entire agreement between the parties pertaining to the subject matter contained herein and supersedes all prior and contemporaneous agreements, representations, and undertakings of the parties, whether oral or written, with respect to such subject matter.

               IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized.

Dated: June 11, 2003

                                                     Fleetclean Systems, Inc.




                                                     By: /s/Kenneth Phillips
                                                         -------------------
                                                     Name: Kenneth Phillips
                                                     Title: President

                               NOTICE OF EXERCISE



To:     ______________________



               (1) The undersigned hereby elects to exercise the right of purchase represented by the within Warrant Certificate for, and to purchase thereunder __________ shares of Common Stock (the "Common Stock"), of ___________________, and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

               (2)Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned or in such other name as is specified below:


                  ----------------------------------------
                  (Name)

                  ----------------------------------------
                  (Address)
                  ----------------------------------------


Dated:


                                                  ------------------------------
                                                  Signature

     If said number of shares shall not be all of the shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of aforementioned for the balance of the remaining shares purchasable thereunder, rounded up to the nearest whole number of shares, if applicable.

                                 ASSIGNMENT FORM

(To assign the foregoing warrant, execute this form and supply required information.
Do not use this form to exercise the warrant.)



    FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to:


_______________________________________________________________ whose address is

________________________________________________________________________________


________________________________________________________________________________

                                         Dated:   ____________________, ________


                         Holder's Signature:      ______________________________

                         Holder's Address:        ______________________________

                                                  ______________________________



Signature Guaranteed:    _______________________________________________________



NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank or trust company. Officers of corporations and those acting in an fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

                                   Appendix 2
                                   ----------


EPS
31-Dec-04

                               ------------------------------------------------------------------------
                                                 365
                               ------------------------------------------------------------------------
           Date of                               # of       Wt. Average
         Transaction             31-Dec-04       days          Shares
------------------------------   ---------       ----          ------
                     01/01/04    1,000,000       365            1,000,000
                     09/20/04      334,949       102               93,602 recapitalization
                     09/30/04    3,151,812        92              794,429 conversion of preferred stock
                                                                      -
                                       -                              -
                                       -                              -
                                       -                              -

                               --------------             -----------------
                                 4,486,761                     1,888,032
shares o/s per transfer          4,486,761
difference due to                      -


other comprehensive
loss applicable to share
holders                                                      $ (1,467,000)
esp.                                                         $    (0.7770)
rounded esp.                                                 $      (0.78)
                               ------------------------------------------------------------------------